11 November 2015

National Grid plc (National Grid)

National Grid appoints Deloitte as its auditor

National Grid plc announces its intention to appoint Deloitte LLP (Deloitte) as its auditor for the year ending 31 March 2018. This follows a competitive tender process for its statutory audit contract, overseen by its Audit Committee, resulting in a recommendation which was approved by the National Grid Board.

PricewaterhouseCoopers LLP (PwC), National Grid’s current auditor, will continue in their role and will undertake the audit of National Grid until the year ending 31 March 2017, subject to reappointment by shareholders at the July 2016 Annual General Meeting. The appointment of Deloitte will be recommended to National Grid’s shareholders for approval at the July 2017 Annual General Meeting.

Mark Williamson, Chairman of National Grid’s Audit Committee, said: “We are pleased to have conducted a robust and comprehensive audit tender process which included meetings with members of the Board and senior finance managers, references, written submissions and formal presentations to the Audit Committee. The principal evaluation criteria were audit quality, team experience and cultural fit. We thank PwC for their significant contribution to date as National Grid’s auditors since the merger with Lattice Group plc in 2002 and prior to that as the incumbent external auditors of both the merging parties. We look forward to working with Deloitte in the future.”

Contact: Megan Barnes, Assistant Company Secretary, 0207 004 3325.

Background:

As described in National Grid’s 2014/15 Annual Report & Accounts, the Audit Committee decided to tender the audit having considered the Competition and Market Authority Order requiring FTSE 350 companies to hold an audit tender every 10 years as well as the final European Commission (EC) regulations, which came into EU legislation in June 2014. Based on the EC transitional arrangements, the final year in which PwC could have been appointed as the Group’s auditors would have been for the year ended 31 March 2020. Hence, PwC were not invited to tender. The timing of the change in auditor will help ensure both an orderly transition and compliance with external regulations on the provision of non-audit services.